Exhibit 99.15

Announcement from Baan Company N.V. (in liquidation)

Status of objection filed with the Arnhem District Court against the report of the liquidator, the liquidation balance sheet and plan of distribution

The undersigned acting in its capacity of liquidator of Baan Company N.V. in liquidation (the Company) hereby makes the following announcement in relation to the ongoing liquidation of the Company.

As previously announced, an objection was filed which delayed the progress of the liquidation. Via a decision on 17 March 2010 the Arnhem Court rejected the objection.

The objector has appealed the decision dated 17 March 2010 and the appeal is due to be heard on 12 July 2010 at the Court of Appeal at Arnhem.

Until the objection has been dealt with the Court can not deliver the certificate that no objections exist against the liquidation distribution and the distribution cannot be made.

Invensys Administratie B.V.

Baarnsche dijk 10

3741 LL Baarn

Links

http://www.invensys.com/baan

Note for the editor

For further information

Name: Steve Devany

Title: Head of Corporate Communications

Tel: + 44 (0) 207 821 3758

Fax: + 44 (0) 207 821 3884

Email: steve.devany@invensys.com

Date: 1 July 2010